Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

November 2, 2012

Martin James Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Cogo Group, Inc. Form 20-F for the Year Ended December 31, 2011 Filed April 2, 2012 File No. 001-35273

Dear Mr. James:

On behalf of our client, Cogo Group, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 17, 2012 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2011 (the “Annual Report”).

In order to facilitate the review by the Commission’s staff (the “Staff”) we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below restate and respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. Unless otherwise noted, page numbers refer to the Annual Report.

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A limited liability partnership including professional corporations

Martin James U.S. Securities and Exchange Commission November 2, 2012 Page 2

Form 20-F for the Year Ended December 31, 2011

Note 15. Statutory Reserves, page F-36

1. Further to your response to prior comment 15, in light of the fact that primarily all of your operations are in the PRC and the nature of the restrictions on distributions by your PRC operating companies discussed on page 48, please tell us your consideration of Rule 5-04 of Regulation S-X. Specifically provide us with your calculation of restricted net assets and tell us why Schedule I is not required.

Paragraph (c) of Rule 5-04 of Regulation S-X provides that a registrant is required to file Schedule I - Condensed Financial Information ("Schedule I"), as required by Rule 12-04 of Regulation S-X, if the restricted net assets of its consolidated subsidiaries (as defined under Rule 5-04(c)) exceed 25% of its consolidated net assets as of the most recent fiscal year end.

The Company believes that it did not meet the criteria requiring the filing of Schedule I. The restricted net assets of the Company’s consolidated subsidiaries, which was comprised of their respective statutory reserves, amounted to approximately RMB55,298,000 (as shown below). This represented approximately 3.7% of the Company’s consolidated net assets of RMB1,497,816,000 as of December 31, 2011. Since the percentage of restricted net assets of consolidated subsidiaries as compared to consolidated net assets was less than 25%, the Company was not required to file Schedule I under Rule 5-04.

Calculation of statutory reserves as of December 31, 2011

(Expressed in RMB’000)

	Statutory reserves of individual subsidiaries as of December 31, 2011	The Company's shareholding	The Company's proportionate share of the statutory reserves
	(A)	(B)	(A)*(B)
Shenzhen Comtech	11,320	100%	11,320
Shanghai E & T	206	100%	206
Comtech Communication	16,436	100%	16,436
Comloca	5,157	100%	5,157
Comtech Software	3,702	100%	3,702
Huameng PRC	1,678	100%	1,678
Viewtran PRC	11,703	100%	11,703
Epcot	1,913	100%	1,913
Mega Smart SZ	1,706	100%	1,706
Mega Sky SZ	1,024	100%	1,024
Beijing JJT Limited	100	100%	100
RYE Microelectonics (Shenzhen) Co. Ltd.	353	100%	353
Total			55,298

Martin James U.S. Securities and Exchange Commission November 2, 2012 Page 3

The Company will monitor its proportionate share of restricted net assets and file the additional financial information as required under Schedule I in future filings if the 25% threshold is exceeded.

Representations

2.	We note that the response letter did not include the requested representations from the company. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. Accordingly, the company should provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A separate letter providing requested representations is being filed by the Company concurrently herewith.

Martin James U.S. Securities and Exchange Commission November 2, 2012 Page 4

Please call me at 212 407-4866 is you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP